EXHIBIT 23.4
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              CONSENT OF ALTSCHULER, MELVOIN AND GLASSER LLP




Board of Trustees of
AMLI Residential Properties Trust:


We consent to the incorporation by reference in the registration statement of AMLI Residential Properties Trust on Form S-8 to be filed with the Securities and Exchange Commission on June 28, 2005, of our report dated June 10, 2005, with respect to the statement of net assets available for benefits of AMLI Residential Properties 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended and the related supplemental schedule of assets held at end of year (December 31, 2004), which report appears in the annual report on Form 11-K of AMLI Residential Properties 401(k) Plan. We also consent to the reference of our firm under the heading "Experts" in the registration statement.






Chicago, Illinois
June 27, 2005